FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 23, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders’ meeting of WBD Foods on June 19, 2009.

1. On the first agenda item: “Approval of WBD Foods OJSC Annual Report”.

Be it resolved:

1.1. That WBD Foods OJSC Annual Report for 2008 based on Russian statutory accounting be approved.

2. On the second agenda item: “Approval of annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

2.1. That annual financial statements for 2008, including the income statement (profit and loss accounts) of WBD Foods OJSC be approved.

3. On the third agenda item: “Allocation of profit (including payout/declaration of dividends) and loss of WBD Foods OJSC”.

3.1. The net profit of WBD Foods OJSC reflected in 2008 statutory financial statements shall not be allocated. Dividend payouts shall not be declared.

4. On the fourth agenda item: “Approval of WBD Foods OJSC auditor for 2009”.

4.1. For the purposes of verifying the financial and business activities of WBD Foods OJSC, in accordance with legal acts of the Russian Federation, be it resolved that SV-Audit CJSC be approved as the Company’s auditor for 2009.

5. On the fifth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

5.1. Be it resolved that the members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers; M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A.S. Orlov;  S. A. Plastinin; G. A. Yushvaev; D. Iakobachvili; E.G. Yasin; Markus Rhodes; Jacques Vincent.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Audit Committee”.

6.1. Be it resolved that members of WBD Foods OJSC Audit Committee be elected as follows: Volkova Natalia Borisovna, Vershinina Irina Alexandrovna, Polikarpova Natalia Leonidovna, Propastina Tatiana Valentinovna, Solntseva Evgenia Solomonovna, Sergeev Grigory Sergeevich, Shavero Tatiana Viktorovna

7. On the seventh agenda item: “Related party transactions approval”.

7.1. For the purpose of compliance with formal requirements of the Federal Law, on Joint Stock Companies in relation to related party transactions, the following transactions shall be approved:

1.     Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 875,000,000 (Eight hundred seventy five million rubles).

2.     Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 2 404 803 350 (Two billion four hundred four million eight hundred three thousand three hundred fifty rubles).

3.     Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 680 294 140 (Six hundred eighty million two hundred ninety four thousand one hundred forty rubles).

4.     Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 1 400 000 000 (One billion four hundred million rubles).

5.     WBD Foods OJSC shall provide the Central branch No. 8641 of the Savings Bank of Russia (OJSC, the CREDITOR) with a surety for WBD OJSC (the BORROWER), under the contract on the opening of a revolving credit line (hereinafter, the “Credit Agreement”) with the limit in the amount of RUR 750,000,000 (Seven hundred fifty million rubles),  which Credit Agreement is made on the following terms:

1) Credit terms and interest rates:

Credit term	Annual interest rate
Until May 28, 2010	15,5%

2) payment for the opening of the credit line in the amount of 0,15% of the credit line amount, totaling RUR 1,125,000 (One billion one hundred twenty five thousand rubles).

3) payment for the use of the credit line in the amount of 0,01% annual interest of the limit’s clear balance, to be paid on the dates of interest payments specified in the Credit Agreement.

4) As a collateral for timely and complete fulfillment of its liabilities, the BORROWER provides the CREDITOR with:

• a pledge of production equipment owned by the BORROWER

• a notarized photocopy of the insurance policy and/or notarized photocopy of the contract under which the BORROWER is obliged to insure assets provided as a pledge to the CREDITOR.

• WBD Foods OJSC’s surety of the BORROWER’s liabilities fulfillment.

• Surety for monthly payments of revenue in the amount not less than RUR 1,250,000,000. WBD Foods OJSC shares with WBD OJSC a collective responsibility to the CREDITOR for timely and duly fulfillment of all WBD OJSC’s payment and other liabilities under the Credit Agreement, including:

• fulfillment of all liabilities of WBD OJSC in relation to the repayment of the main loan, payment of interest on the loan, commission fees, compensation of expenses and incurred losses, payable under the Credit Agreement within the specified time period, or in the form of the mandatory early repayment of the loan in case of early maturity, upon request or in other cases when the above amounts are payable.

6. WBD Foods OJSC agrees to supply, and WBD OJSC agrees to pay for, and accept, inventories and fixed assets (computers, machines and equipment, devices of various types, selling equipment, telecommunication equipment, organizational equipment and fittings, and other inventories) in the amount and range as specified in the application. The Agreement amount totals up to RUR 1,500,000,000.

7. WBD Foods OJSC agrees to supply, and WBD OJSC agrees to pay for, and accept dairy and other products (goods) in the amount and range as specified in the application. The Agreement amount totals up to RUR 1,700,000,000.

8. Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 1,008,440,800 (One billion eight million four hundred forty thousand eight hundred rubles).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 23, 2009